                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (AMENDMENT NO. 6)


                     WILSHIRE FINANCIAL SERVICES GROUP INC.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    971867106
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                                 (CUSIP Number)


                          FOG CUTTER CAPITAL GROUP INC.
                            1410 SW JEFFERSON STREET
                               PORTLAND, OR 97201
                                 (503) 553-7364
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  MAY 22, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]


                         (continued on following pages)

                               (Page 1 of 4 Pages)

                                  SCHEDULE 13D

-----------------------                             ----------------------------
CUSIP NO. 971867106                                   PAGE  2  OF  4  PAGES
-----------------------                             ----------------------------

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   1   NAME OF REPORTING PERSONS                   Fog Cutter Capital Group Inc.

       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS      EIN:  52-2081138
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  [ ]
                                                                       (b)  [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

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   4   SOURCE OF FUNDS                                           N/A

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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   [ ]
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION                 Maryland

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                       7   SOLE VOTING POWER                               0
    NUMBER OF      -------------------------------------------------------------
     SHARES            8   SHARED VOTING POWER                             0
  BENEFICIALLY     -------------------------------------------------------------
    OWNED BY           9   SOLE DISPOSITIVE POWER                          0
      EACH         -------------------------------------------------------------
    REPORTING        10   SHARED DISPOSITIVE POWER                         0
   PERSON WITH
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
                                                                            0
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   0%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON                                            CO

--------------------------------------------------------------------------------

                                  INTRODUCTION

     The Reporting Person herein named hereby files this Amendment No. 6 to the Statement on Schedule 13D filed by the Reporting Person on June 10, 1999, and amended on June 18, 1999, June 23, 1999, December 20, 1999 March 23, 2001 and April 8, 2002 (the "Statement") in respect of shares of common stock of Wilshire Financial Services Group Inc. ("WFSG"). Defined terms not otherwise defined herein have the meanings ascribed thereto in the Statement. Only those items amended are reported herein.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

     Set forth below is certain information concerning all transactions in the Common Stock in which the Reporting Person engaged during the past 60 days. Fog Cutter Capital Group Inc. sold all of its 2,874,741 shares of WFSG Common Stock, par value $0.01, through brokerage transactions from May 22, 2002 through May 31, 2002. The aforementioned brokerage transactions did not begin to settle until June 4, 2002.

     The aggregate number of securities and percentage of the class owned by the Reporting Person, as well as the securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, is set forth in the following table.

                          No. of                        Power to Vote                        Power to Dispose
                 Securities Beneficially                -------------                        ----------------
    Person                Owned                    Sole                Shared              Sole            Shared
    ------                -----                    ----                ------              ----            ------
     FCCG                   0                       0                    0                   0                0


     In all other respects the information in Item 5 remains unchanged.

                                   SIGNATURE

     After reasonable inquiry and to the best of the Reporting Person's knowledge and belief the Reporting Person certifies that the information set forth in this Statement is true, complete and correct.


June 6, 2002                                 FOG CUTTER CAPITAL GROUP INC.


                                             By:  /s/ R. Scott Stevenson
                                                  ------------------------------
                                                  R. Scott Stevenson
                                                  Chief Financial Officer